Exhibit 99.1

500.com Limited Reports Fourth Quarter and Full Year 2014 Financial Results

SHENZHEN, China, February 11, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the fourth quarter and full year 2014.

Fourth Quarter 2014 Highlights

•	Total purchase amount was RMB1,757.9 million (US$283.3 million), representing a 21.7% decrease from the third quarter of 2014 and a 63.7% increase from the fourth quarter of 2013.

•	Net revenues were RMB146.2 million (US$23.6 million), representing a 22.1% decrease from the third quarter of 2014 and a 52.1% increase from the fourth quarter of 2013.

•	Operating profit was RMB19.0 million (US$3.1 million), representing a 51.7% decrease from the third quarter of 2014 and a 44.0% decrease from the fourth quarter of 2013.

•	Non-GAAP operating profit was RMB56.3 million (US$9.1 million), representing a 29.0% decrease from the third quarter of 2014 and a 46.6% increase from the fourth quarter of 2013.

•	Net income attributable to ordinary shareholders was RMB14.5 million (US$2.3 million), representing a 63.4% decrease from the third quarter of 2014 and a 83.0% decrease from the fourth quarter of 2013.

•	Non-GAAP net income attributable to ordinary shareholders was RMB51.8 million (US$8.3 million), representing a 34.9% decrease from the third quarter of 2014 and a 98.5% increase from the fourth quarter of 2013.

•	Basic and diluted earnings per ADS[1] attributable to ordinary shareholders were US$0.07 and US$0.07, respectively.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.24 and US$0.23, respectively.

•	Number of active users was approximately 984,000 during the fourth quarter of 2014, representing a 71.9% decrease from the third quarter of 2014, and a 10.2% increase from the fourth quarter of 2013.

1 American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company

Full Year 2014 Highlights

•	Net revenues were RMB579.7 million (US$93.4 million), representing a 123.4% increase from the full year 2013.

•	Operating profit was RMB149.5 million (US$24.1 million), representing a 149.6% increase from the full year 2013.

•	Net income attributable to ordinary shareholders was RMB157.0 million (US$25.3 million), representing a 48.0% increase from the full year 2013.

•	Non-GAAP net income attributable to ordinary shareholders was RMB247.0 million (US$39.8 million), representing a 344.2% increase from the full year 2013.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.74 and US$0.71, respectively.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were US$1.17 and US$1.11, respectively.

“We finished the year on a strong note with net revenues increasing 52.1% year-over-year,” commented Mr. Man San Law, Founder, Chairman and Chief Executive Officer of 500.com. “Total purchase amount during the quarter increased 63.7% from the same period last year to US$283.3 million as non-GAAP net income grew significantly, increasing 98.5% to US$8.3 million. We continue to invest in the marketing of our mobile app as purchases made through mobile channels rapidly approaches half of all purchases. We expect to see this trend continue as we roll out new functions and games to enhance the overall user experience.”

Fourth quarter 2014 Operational Results

Active Users

Active users decreased by 71.9% to approximately 984,000 during the fourth quarter of 2014 from 3,500,000 in the third quarter of 2014, primarily due to increased user activity in connection with the FIFA World Cup which was held during the third quarter of 2014.

New Active Users2

The Company had a total of 844,000 new active users during the quarter, a decrease of 73.9% from 3,233,000 new active users during the third quarter of 2014, primarily due to increased user activity in connection with the FIFA World Cup which was held during the third quarter of 2014. New active users accounted for 52.4% of the Company’s total purchase amount during the fourth quarter of 2014, a decrease from 61.1% during the third quarter of 2014.

Active Users - Platforms

●	PC

The Company had a total of 532,000 active PC users during the quarter, a decrease of 47.5% from 1,014,000 active PC users during the third quarter of 2014. Active PC users accounted for 54.0% of the Company’s total purchase amount during the fourth quarter of 2014, an increase from 52.3% during the third quarter of 2014.

●	Mobile App

The Company had a total of 409,000 active mobile app users during the quarter, a decrease of 44.4% from 736,000 active mobile app users during the third quarter of 2014. Active mobile app users accounted for 41.4% of the company’s total purchase amount during the fourth quarter of 2014, an increase from 38.4% during the third quarter of 2014.

●	Mobile Website

The Company had a total of 341,000 active mobile website users during the quarter, a decrease of 86.3% from 2,485,000 active mobile website users during the third quarter of 2014. Active mobile website users accounted for 4.6% of the Company’s total purchase amount during the fourth quarter of 2014, a decrease from 9.3% during the third quarter of 2014.

Active Users - Direct and Third Party Channels

●	Direct Active Users

The Company had a total of 572,000 direct active users who placed purchase orders through the Company’s website or mobile app during the quarter, a decrease of 47.6% from 1,091,000 direct active users during the third quarter of 2014. Direct active users accounted for 96.3% of the Company’s total purchase amount during the fourth quarter of 2014, an increase from 90.6% during the third quarter of 2014.

2 New active user is defined as a user who made the first purchase during the current year.

●	Third Party Channels

The Company had a total of 412,000 third party channel active users during the quarter, a decrease of 82.9% from 2,409,000 third party channel active users during the third quarter of 2014. Third party channel active users accounted for 3.7% of the company’s total purchase amount during the fourth quarter of 2014, a decrease from 9.4% during the third quarter of 2014.

Total Purchase Amount and Service Fees

Total purchase amount was RMB1,757.9 million (US$283.3 million), an increase of 63.7% from RMB1,073.7 million during the fourth quarter of 2013, and a decrease of 21.7% from RMB2,244.6 million during the third quarter of 2014. The sequential decrease was primarily due to increased user activity in connection with the FIFA World Cup which was held during the third quarter of 2014.

Total service fees received from provincial sports lottery administration centers and third party aggregators were RMB174.2 million (US$28.1 million), representing an increase of 45.5% from RMB119.7 million during the fourth quarter of 2013, and a decrease of 23.0% from RMB226.1 million during the third quarter of 2014.

Fourth quarter 2014 Financial Results

Net Revenues

Net revenues were RMB146.2 million (US$23.6 million), representing an increase of 52.1% from RMB96.1 million during the fourth quarter of 2013, and a decrease of 22.1% from RMB187.6 million during the third quarter of 2014. The sequential decrease was in line with the decrease in purchase amount during the same period.

Operating Expenses

Operating expenses were RMB137.3 million (US$22.1million), representing an increase of 101.6% from RMB68.1 million in the fourth quarter of 2013, and a decrease of 8.2% from RMB149.6 million during the third quarter of 2014. The year-over-year increase and sequential decrease were in line with net revenue during each respective period.

Cost of services were RMB14.7 million (US$2.4 million), representing an increase of 77.1% from RMB8.3 million during the fourth quarter of 2013, and a decrease of 10.9% from RMB16.5 million during the third quarter of 2014. Cost of services represented 10.1% of net revenues, compared with 8.6% in the fourth quarter of 2013 and 8.8% in the third quarter of 2014. The year-over-year increase was mainly a result of the increase in account handling expenses for the Company’s mobile distribution channels while the sequential increase was mainly due to accrual of bonuses during the fourth quarter of 2014.

Sales and marketing expenses were RMB43.7 million (US$7.0 million), representing an increase of 86.8% from RMB23.4 million during the fourth quarter of 2013, and a decrease of 25.7% from RMB58.8 million during the third quarter of 2014. Sales and marketing expenses represented 29.9% of net revenues, compared with 24.3% in the fourth quarter of 2013 and 31.3% in the third quarter of 2014. The year-over-year increase in sales and marketing expenses as a percentage of net revenue was mainly due to an increase in headcount of the Company’s sales and marketing department while the sequential decrease was mainly a result of costs incurred in connection with increased promotional activities during the FIFA World Cup.

General and administrative expenses were RMB53.9 million (US$8.7 million), representing an increase of 101.9% from RMB26.7 million during the fourth quarter of 2013 and an increase of 2.7% from RMB52.5 million during the third quarter of 2014. The year-over-year increase was mainly a result of increased share-based compensation expenses associated with the share options granted to the Company’s employees during the second quarter of 2014. The slight sequential increase was mainly a result of increases in administrative and business travel expenses. As a result, general and administrative expenses accounted 36.9% of net revenues during the fourth quarter of 2014, an increase from 27.8% during the fourth quarter of 2013 and 28.0% in the third quarter of 2014.

Service development expenses were RMB25.0 million (US$4.0 million), representing an increase of 155.1% from RMB9.8 million during the fourth quarter of 2013 and an increase of 35.1% from RMB18.5 million during the third quarter of 2014. Both the year-over-year and sequential increases were mainly due to an increase in accrued bonuses and share-based compensation expenses associated with the share options granted to the Company’s research and development employees. As a result, service development expenses represented 17.1% of net revenues during the quarter, an increase from 10.2% in the fourth quarter of 2013 and 9.9% in the third quarter of 2014.

Operating Profit

Operating profit was RMB19.0 million (US$3.1 million), representing a decrease of 44.0% from RMB33.9 million during the fourth quarter of 2013, and 51.7% from RMB39.3 million during the third quarter of 2014. The year-over-year decrease was primarily due to increases in general and administrative and service development expenses while the sequential decrease was in line with the decrease of net revenue.

Non-GAAP operating profit was RMB56.3 million (US$9.1 million), representing an increase of 46.6% from RMB38.4 million during the fourth quarter of 2013, and a decrease of 29.0% from RMB79.3 million in the third quarter of 2014.

Operating profit as a percentage of net revenue was 13.0% for the fourth quarter of 2014, compared to 35.3% during the fourth quarter of 2013, and 20.9% in the third quarter of 2014. Operating profit as a percentage of total service fees was 10.9%.

Non-GAAP operating profit as a percentage of net revenue was 38.5% for the fourth quarter of 2014, compared to 40.0% during the fourth quarter of 2013, and 42.3% in the third quarter of 2014. Non-GAAP operating profit as a percentage of total service fees was 32.3%.

Net Income

Net income was RMB14.5 million (US$2.3 million), compared with RMB85.5 million during the fourth quarter of 2013 and RMB39.6 million during the third quarter of 2014. The year-over-year decrease was primarily a result of the reversal of deferred tax liabilities of RMB94.7 million relating to outside basis differences in the Company’s consolidated affiliated entities which was offset by costs of RMB30.7 million incurred in connection with the issuance of the Company’s convertible notes during the fourth quarter of 2013.

Non-GAAP net income attributable to ordinary shareholders was RMB51.8 million (US$8.3 million), compared with net income excluding share-based compensation expenses, deferred tax benefit relating to outside basis differences and costs incurred on the convertible notes of RMB26.1 million during the fourth quarter of 2013 and RMB79.6 million during the third quarter of 2014.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.07 and US$0.07, respectively.

Non-GAAP basic and diluted earnings per ADS were US$0.24 and US$0.23.

Full Year 2014 Financial Results

Net revenues for the full year 2014 were RMB579.7 million (US$93.4 million), an increase of 123.4% from RMB259.5 million for the full year 2013.

Operating profit for the full year 2014 was RMB149.5 million (US$24.1 million), an increase of 149.6% from RMB59.9 million for the full year 2013.

Net income for the full year 2014 was RMB157.0 million (US$25.3 million), an increase of 48.0% from RMB106.1 million for the full year 2013.

Non-GAAP net income attributable to ordinary shareholders was RMB247.0 million (US$39.8 million), an increase of 344.2% from RMB55.6 million for the full year 2013.

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.74 and US$0.71, respectively.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were US$1.17 and US$1.11, respectively.

Cash and Cash Equivalents

As of December 31, 2014, the Company had cash and cash equivalents of RMB485.6 million (US$78.3 million), restricted cash3 of RMB12.7 million (US$2 .0 million) and time deposits4 of RMB415.9 million (US$67.0 million) compared with cash and cash equivalents of RMB505.5 million, restricted cash of RMB16.2 million and time deposits of RMB411.3 million as of September 30, 2014.

Account Receivables

As of December 31, 2014, the Company had account receivables of RMB74.4 million (US$12.0 million), compared with RMB66.4 million as of September 30, 2014.

3 Restricted cash represents government grants received but pending for final clearance.

4 Time deposits represent six-month fixed-interest deposits in commercial banks.

Prepayments and Other Current Assets

As of December 31, 2014, the balance of prepayment and other current assets was RMB157.9 million (US$25.4 million), compared with RMB139.2 million as of September 30, 2014. The balance as of December 31, 2014 mainly included: (i) RMB89.4 million (US$14.4 million) of prepayments deposited with lottery administration centers for future lottery ticket purchases; (ii) RMB17.7 million (US$2.9 million) of receivables from third party payment service providers; (iii) RMB2.7 million (US$0.4 million) of receivables from lottery administration centers for winnings; (iv) RMB20.0 million (US$3.2 million) of down payment to Shenzhen Guocai Pay Technology Co., Ltd. ; (v) RMB15.2 million (US$2.4 million) of the current portion of deferred expenses; and (vi) RMB12.9 million (US$2.1million) of other receivables.

Business Outlook

For the first quarter of 2015, the Company expects the total purchase amount to be between RMB1,700.0 million (US$274.0 million) and RMB1,800.0 million (US$290.1 million), representing a sequential 3.3% decrease to 2.4% increase and a year-over-year increase of 61.2% - 70.6%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

500.com’s management will host an earnings conference call on Wednesday, February 11, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WBAI

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, August 18, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10060206

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 500.com’s website at http://www.500.com.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2046 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, deferred tax benefit relating to outside basis differences and costs incurred on convertible note in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi("RMB") and U.S. dollars("US$"), except for number of shares)

	As of
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	544,318	485,556	78,257
Restricted cash	71,662	12,669	2,042
Time deposits	121,085	415,903	67,031
Short-term investments	-	70,182	11,311
Accounts receivable	62,522	74,445	11,998
Prepayments and other current assets	94,273	157,887	25,447
Deferred tax assets, current portion	16,016	39,761	6,408
Total current assets	909,876	1,256,403	202,494

Non-current assets:
Property and equipment, net	36,213	41,075	6,620
Intangible assets, net	3,377	3,354	541
Deposits	5,939	10,071	1,623
Long-term investments	-	6,652	1,072
Deferred tax assets, non-current	157	343	55
Other non-current assets	2,738	1,794	289
Total non-current assets	48,424	63,289	10,200

TOTAL ASSETS	958,300	1,319,692	212,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	12,802	-	-
Accrued payroll and welfare payable	13,012	30,634	4,936
Accrued expenses and other current liabilities	88,246	117,992	19,016
Income tax payable	4,507	9,250	1,491
Total current liabilities	118,567	157,876	25,443

Non-current liabilities:
Long-term payables	30,313	44,194	7,123
Total non-current liabilities	30,313	44,194	7,123

Total liabilities	148,880	202,070	32,566

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2013 and December 31, 2014; 66,539,000 and 254,844,582 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively	20	85	14
Class B ordinary shares, par value US$0.00005 per share, 300,000,000 shares authorized as of December 31, 2013 and December 31, 2014; 262,197,451 and 96,634,529 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively	94	36	6
Additional paid-in capital	967,233	1,106,234	178,293
Accumulated other comprehensive income	10,492	22,637	3,648
Accumulated deficit	(168,419)	(11,370)	(1,833)
Total shareholders’ equity	809,420	1,117,622	180,128

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	958,300	1,319,692	212,694

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net Revenues	96,123	146,230	23,568	259,534	579,717	93,434

Operating expenses:
Cost of services	(8,254)	(14,747)	(2,377)	(27,818)	(53,909)	(8,689)
Sales and marketing	(23,395)	(43,711)	(7,045)	(84,596)	(173,883)	(28,025)
General and administrative	(26,673)	(53,878)	(8,684)	(73,190)	(156,309)	(25,192)
Service development expenses	(9,762)	(25,009)	(4,031)	(28,686)	(59,398)	(9,573)
Write-off of deferred offering expenses	-	-	-	-	(3,241)	(522)
Total operating expenses	(68,084)	(137,345)	(22,137)	(214,290)	(446,740)	(72,001)
Other operating income	3,189	8,231	1,327	14,560	17,414	2,807
Government grant	2,653	2,335	376	2,792	3,643	587
Other operating expenses	(31)	(403)	(65)	(2,678)	(4,527)	(730)
Operating profit	33,850	19,048	3,069	59,918	149,507	24,097
Interest income	1,807	4,353	702	2,058	17,009	2,741
Interest expense	(4,977)	-	-	(5,407)	(356)	(57)
Changes in fair value of the derivative component of the convertible note	(26,809)	-	-	(26,809)	-	-
Changes in fair value of the derivative component of a short-term investment	-	(1,124)	(181)	-	(1,124)	(181)
Income before income tax	3,871	22,277	3,590	29,760	165,036	26,600
Income tax benefit (expense)	81,585	(7,736)	(1,247)	76,294	(7,987)	(1,287)
Net income	85,456	14,541	2,343	106,054	157,049	25,313
Other Comprehensive Income (loss), net of tax
Foreign currency translation gain (loss)	(6,792)	6,082	980	(5,496)	12,145	1,957
Comprehensive Income	78,664	20,623	3,323	100,558	169,194	27,270

Earnings per share for Class A and Class B ordinary shares:
Basic	0.32	0.04	0.01	0.45	0.46	0.07
Diluted	0.29	0.04	0.01	0.41	0.44	0.07
Earnings per ADS*
Basic	3.20	0.41	0.07	4.45	4.62	0.74
Diluted	2.93	0.41	0.07	4.08	4.39	0.71
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	266,753,871	350,604,986	350,604,986	238,342,685	339,782,819	339,782,819
Diluted	291,720,211	358,970,329	358,970,329	259,729,367	357,848,704	357,848,704

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating profit	33,850	19,048	3,069	59,918	149,507	24,097
Adjustment for share-based compensation expenses	4,541	37,251	6,004	7,561	89,922	14,493
Adjusted operating profit (non-GAAP)	38,391	56,299	9,073	67,479	239,429	38,590

Net income	85,456	14,541	2,343	106,054	157,049	25,313
Adjustment for share-based compensation expenses	4,541	37,251	6,004	7,561	89,922	14,493
Adjustment for deferred tax benefit relating to outside basis differences	(94,685)	-	-	(88,796)	-	-
Adjustment for costs incurred on convertible note	30,742	-	-	30,742	-	-
Adjusted net income (non-GAAP)	26,054	51,792	8,347	55,561	246,971	39,806

Earnings per share for Class A and Class B ordinary shares (non-GAAP)
Basic	0.10	0.15	0.02	0.23	0.73	0.12
Diluted	0.09	0.14	0.02	0.21	0.69	0.11
Earnings per ADS* (non-GAAP)
Basic	0.98	1.48	0.24	2.33	7.27	1.17
Diluted	0.89	1.44	0.23	2.14	6.90	1.11

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.